Exhibit 99.1

Quarterly Report Third Quarter - Fiscal 2011

Dear Shareholders,

In a few weeks, updated interim data from the first 60 patients enrolled in our Phase I/II trial of CYT387 in myelofibrosis will be reported at the 2011 Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago. The data generated so far by this study have been compelling and ASCO will be an important opportunity to gain further exposure for our lead drug and its emerging profile. Beyond ASCO, we anticipate that more mature data from the full group of patients enrolled in the trial will be available by the end of the calendar year. These results will be essential to the further execution of our clinical, regulatory and partnering strategies for CYT387.

Subsequent to the end of the quarter, updated interim anemia response data were reported for the first 60 patients enrolled in the trial at the First Annual Florence Meeting on Myeloproliferative Neoplasms held in Florence, Italy. These data continued to demonstrate that CYT387 improved anemia in a substantial portion of these patients. The overall anemia response rate reported was 58% in 33 transfusion-dependent patients and this response was maintained well, with the median duration of transfusion independence reported to be six months (range 4-15 months). Importantly, the criteria we employed to assess anemia response in this evaluation was stricter than that which we used to evaluate CYT387 previously, requiring a transfusion-free period of ≥12 weeks while on protocol drug therapy. If CYT387’s anemia benefit, combined with its demonstrated ability to rapidly shrink enlarged spleens and improve constitutional symptoms, continues to prove robust and durable, we believe our drug could become an important clinical option in the emerging JAK inhibitor class.

I’m proud of the rapid progress our team has made with the advancement of CYT387. By the end of March 2011, enrollment had exceeded our initial target of 140 patients and to accommodate demand, the trial is now expected to include approximately 155 patients and close in calendar Q2 2011. Our team is also focused on completing preclinical, manufacturing and regulatory activities required to enable CYT387 to commence a pivotal trial in late calendar H1 2012. We are also in the process of determining which additional clinical indications that we will evaluate CYT387’s potential effectiveness in, and expect to announce our plans for clinical trials in these other indications in H2 2011.

We also continue to work closely with our licensees for the further development of our EGFR-targeting antibody, nimotuzumab. Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, has advised that data from its Phase II trial for the first-line treatment of advanced non-small cell lung cancer (NSCLC) has been submitted for presentation at a scientific conference being held in the second half of calendar 2011. Oncoscience AG (OSAG), CIMYM’s licensee for Europe, has advised that updated data from its Phase III trial in adult glioma patients and from its physician-led trial in children with progressive diffuse intrinsic pontine glioma (DIPG) will be reported at the 2011 ASCO Annual Meeting in June. OSAG also continues to recruit patients into a Phase IIb/III trial for pancreatic cancer patients. YM’s two randomized, Phase II, double-blind trials of nimotuzumab (for brain metastasis from NSCLC and for palliative treatment of NSCLC) are lagging recruitment targets and consequently the continuation of these studies is under review as the Company focuses support on the more advanced programs involving its partners. YM’s Phase II, second-line, single-arm study in children with DIPG has concluded recruitment at multiple sites in the US, Canada, and Israel and YM anticipates reporting results in calendar Q3 2011.

During the quarter enrollment was closed for the Phase I/II trial of CYT997 given intravenously with platinum chemotherapy in glioma patients. CYT997 is a small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, capable of being developed in both intravenous and oral dose formulations. The preliminary data from this intravenous trial are expected in calendar H2 2011 and will inform the further advancement of the oral version of this drug.

As at March 31, 2011, our Company had net cash reserves of approximately $70 million. Subsequent to the end of the quarter, YM raised additional capital through its Controlled Equity Offering program. As previously announced, this is an "at-the-market" equity offering program we entered into with Cantor Fitzgerald & Co. in April 2010, under which YM may sell up to a maximum of 7,750,000 of our common shares. These shares are sold at market prices prevailing at the time of a sale or at prices negotiated with CF&Co. During April 2011, the Company sold 5,225,000 shares at a weighted average price of US$2.50 per common share, resulting in net cash proceeds of approximately C$12 million.

It has been rewarding to see growing enthusiasm for our Company and its products within the investment community as we make continued progress. All of us at YM are deeply committed to advancing our pipeline and ensuring our drug candidates have the best prospects for clinical and commercial success. As always, I would like to thank our long-standing shareholders for your continued support.

Sincerely,

Dr. Nick Glover
President and CEO
YM BioSciences Inc.
Date: May 11, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and nine months ended March 31, 2011

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months and nine months ended March 31, 2011 and condensed notes thereto.  This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2010, 2009, and 2008, as well as the notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 18 to the audited consolidated financial statements for the fiscal year ended June 30, 2010 and Note 11 to the unaudited consolidated financial statements for the three and nine months ended March 31, 2011.  All amounts presented are in Canadian dollars unless otherwise stated. In this report, the “Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and  its consolidated subsidiaries. This document is current in all material respects as of May 11, 2011.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein.  These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this management’s discussion and analysis might not occur and you should not place undue reliance on forward-looking statements.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:
•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risk Factors”.

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies generally from basic research of others. The Company evaluates drug projects, technologies, and products and the prospective markets for them and acquires products or obtains, as appropriate, a license for their further development and marketing.

The Company expends money on the evaluation, acquisition, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and initially developed by others through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures, either directly or pursuant to agreements with certain licensees or partners, which will include: costs associated with preclinical development, external manufacturing, and the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the products being developed or from the direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended March 31,			Nine months ended March 31,
	2011	2010	Change	2011	2010	Change

Out-licensing revenue	$217,489	$690,585	$(473,096)	$811,262	$2,115,706	$(1,304,444)
Interest income	$170,437	$18,901	$151,536	$308,812	$51,194	$257,618

Expenses:
Licensing and product development	$5,167,514	$4,526,244	$641,270	$15,665,845	$9,335,238	$6,330,607
General and administrative	$1,898,762	$1,623,900	$274,862	$7,415,820	$5,107,662	$2,308,158

Loss for the period	$(7,173,838)	$(5,490,879)	$(1,682,959)	$(23,174,590)	$(12,369,204)	$(10,805,386)
Deficit, beginning of period,	$(183,246,067)	$(153,130,276)	$(30,115,791)	$(167,245,315)	$(146,251,951)	$(20,993,364)
Deficit, end of period	$(190,419,905)	$(158,621,155)	$(31,798,750)	$(190,419,905)	$(158,621,155)	$(31,798,750)

Basic and diluted loss per common share	$(0.06)	$(0.09)	$(0.02)	$(0.25)	$(0.21)	$0.04

Total Assets	$82,597,020	$63,610,649	$18,986,371	$82,597,020	$63,610,649	$18,986,371

Cash, cash equivalents & short term deposits	$73,542,037	$48,011,784	$25,530,253	$73,542,037	$48,011,784	$25,530,253

RESULTS OF OPERATIONS

Three months and nine months ended March 31, 2011 compared to three months and nine months ended March 31, 2010

Out-licensing Revenue
Out-licensing revenue decreased by $473 thousand for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 and decreased by $1.304 million for the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010.  This decrease was due mainly to the recognition of all remaining revenue pertaining to the development of tesmilifene in the prior fiscal year.  In addition, the deferred revenue from the Kuhnil Pharmaceuticals Co., Ltd. (“Kuhnil”) contract for nimotuzumab was fully recognized in fiscal 2010, leaving only one up-front payment to be recognized which was from Daiichi Pharmaceutical Co., Ltd (“Daiichi”).  The remaining period over which this contract is to be amortized has also been revised to include an additional three years.

Interest Income
Interest income increased by $152 thousand and $258 thousand, respectively, in the three months and nine months ended March 31, 2011 compared to the same periods ended March 31, 2010.  Interest income increased mainly due to the increase in cash from several financings.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended March 31, 2011 increased by $641 thousand to $5.168 million, and increased by $6.331 million to $15.666 million for the nine months ended March 31, 2011, compared to the same periods last year.  In addition to the changes described below, core expenses for licensing and product development increased by $415 thousand and by $3.798 million for the three and nine months ended March 31, 2011, respectively.  The increase was mainly due to an increase in amortization expense of $111 thousand and $1.834 million respectively for the three and nine month periods ended March 31, 2011 from CYT387, CYT997, and the small molecule drug library, all acquired in January 2010. The remaining increase of $304 thousand and $1.964 million  for the three and nine month period ending March 31, 2011 in core expenses were attributable to increases in salaries, travel, office expenses, restructuring and the addition of the Australian office.

CYT387
Costs associated with development activities for the CYT387 product, acquired in January 2010, were $1.463 million and $3.817 million, respectively, for the three and nine months ended March 31, 2011.  These costs were primarily attributable to the ongoing Phase I/II clinical trial in myelofibrosis and the manufacturing of drug for these trials.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $888 thousand to $890 thousand and by $1.115 million to $2.698 million for the three and nine months ended March 31, 2011, respectively, compared to the same periods in the prior year.  The decrease was due mainly to the completion of the Phase II clinical trials in diffuse intrinsic pontine glioma (DIPG) and colorectal cancer, in fiscal 2010.  Current expenses include costs associated with the ongoing Phase I/II clinical trials in non-small cell lung cancer (NSCLC) patients ineligible for radical chemotherapy and in patients with brain metastases from NSCLC.

CYT997
Costs associated with development activities for CYT997, acquired in January 2010, were $74 thousand and $504 thousand, respectively, for the three and nine months ended March 31, 2011.  These costs were primarily attributable to IP costs and the Phase II clinical trial in glioma.

Small molecule drug library
Costs associated with development activities for the small molecule drug library, acquired in January 2010, were $60 thousand and $107 thousand, respectively, for the three and nine months ended March 31, 2011.  These costs were primarily attributable to IP and legal costs.

General and Administrative Expenses
General and administrative expenses increased by $275 thousand to $1.899 million for the three months ended March 31, 2011 and increased by $2.308 million to $7.416 million for the nine months ended March 31, 2011, compared to the same periods in the prior year.  The increase for the three months was mainly attributed to higher stock based compensation expense, with the inclusion this year of the stock appreciation rights granted to Australian employees ($282 thousand), and increased Board of Director fees and travel expenses ($69 thousand).   The increase for the nine months ended March 31, 2011 over the comparative period was due mainly to higher stock-based compensation expense ($985 thousand), restructuring costs ($1.319 million), bonuses awarded ($270 thousand) and increased Board of Director fees and travel expenses ($365 thousand) as a result of additional meetings held during the period.  These increases were partially offset by costs associated with the acquisition of Cytopia incurred in fiscal 2010 ($801 thousand).

SUMMARY OF QUARTERLY RESULTS
	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share
March 31, 2011	$217,489	$(7,173,838)	$(0.06)
December 31, 2010	$251,417	$(8,383,337)	$(0.10)
September 30, 2010	$342,356	$(7,617,415)	$(0.09)
June 30, 2010	$494,854	$(8,624,160)	$(0.11)
March 31, 2010	$690,585	$(5,490,879)	$(0.09)
December 31, 2009	$697,583	$(3,375,537)	$(0.06)
September 30, 2009	$727,538	$(3,502,788)	$(0.06)
June 30, 2009	$719,984	$(3,264,030)	$(0.06)

Out-licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. Revenue has steadily decreased as all but one deferred revenue contract have been fully recognized.  The Company also received royalty revenue based on a limited sales program in Europe for nimotuzumab.

Net losses have increased in the last five quarters. This is a result of decreasing out-licensing revenues as discussed above and increasing licensing and product development expenditures which now include additional costs for CYT387, CYT997, and the small molecule drug library, purchased in January 2010.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern.  The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

On December 17 and 23, 2010, the Company completed a prospectus offering of  25,000,000 and 3,750,000 shares, respectively, for gross proceeds of U.S. $46,000,000 (Cdn. $46,493,400), resulting in net cash proceeds of U.S. $42,874,672 (Cdn. $43,334,522).

On June 2, 2010, the Company completed a private placement of 2,500,000 common shares at U.S. $1.27 per common share for gross proceeds of U.S. $3,175,000 (Cdn. $3,367,723), resulting in net cash proceeds of Cdn. $3,326,838.

On April 23, 2010, the Company entered into a Sales Agreement, with Cantor Fitzgerald & Co., under which it may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering. Cantor Fitzgerald & Co. (CF&Co) will act as sales agent for any sales made under the Controlled Equity Offering. The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co, and, as a result, prices may vary as between purchasers and during the period of the offering. The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no stand-by fees for having established the arrangement.  CF&Co is entitled to receive a cash fee up to but not exceeding 5.0% of the first aggregate gross proceeds of US$5 million and thereafter 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  The total expenses of this offering, excluding CF&Co’s fee, of $129 thousand were included in general and administration expenses in the fourth quarter of fiscal 2010.  As at March 31, 2011, 500,000 common shares have been sold under this agreement for net proceeds of $1.165 million.

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of US$17,499,600 (Cdn $17,895,081) and net proceeds after cash issuance costs of US$15,712,614 (Cdn $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of US$171,496 (Cdn $175,371) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of US$1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

As a condition of the above offerings, the Company agreed to restrict the use of $57.822  million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies, except for those activities expressly consented to under licenses granted by the Office of Foreign Assets Control (OFAC). As at March 31, 2011, the remaining restricted proceeds were approximately $42.831 million and unrestricted cash and short-term deposits totaled approximately $30.711 million.

As at March 31, 2011 the Company had cash and short-term deposits totalling $73.542 million and accounts payables and accrued liabilities totalling $3.708 million compared to $45.645 million and $2.785 million respectively, at June 30, 2010

Management believes that the cash and short-term deposits at March 31, 2011 are sufficient to support the Company’s activities for at least the next 18 months.

Subsequent to March 31, 2011 the Company sold 5,225,000 shares through an at-the-market equity offering program pursuant to the Sales Agreement entered into on April 23, 2010 with Cantor Fitzgerald & Co (CF&Co).  The shares were sold between April 14 and April 20 at a weighted average price of US$2.50 per common share for gross proceeds of US$13,072,848 (Cdn. $12,456,288) resulting in net cash proceeds of Cdn. $12,072,836.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; as a result, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of March 31, 2011 no amounts were owing and the amount of future fees under those agreements, if any, is not determinable.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of approximately $1.161 million, of which approximately $592 thousand has been incurred as at March 31, 2011 and the remaining $569 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1.500 million, of which approximately $910 thousand has been incurred as at March 31, 2011 and the remaining $590 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies for CYT387, nimotuzumab, and CYT997, none of which individually exceeds $1 million, totaling approximately $4.536 million, of which approximately $1.968 million has been incurred as at March 31, 2011 and the remaining $2.568 million has not yet been incurred. Any early termination penalties may not exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab, CYT387 and CYT997.  There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab, CYT387 and CYT997, as well as in evaluating new products for potential in-licensing.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES
Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 23, 2010 in respect of the fiscal year ended June 30, 2010, as well as those discussed in Schedule A of the June 30, 2010 audited financial statements. These risk factors include:
(i)	we are susceptible to general economic conditions;
(ii)	dealing with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products;
(iii)	having few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if the Company will become profitable;
(iv)
depending upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that the Company can continue to identify and license molecules for development;

(v)
depending upon others for the manufacture, development and sale of our products. If the Company is unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of  products;

(vi)
expecting to enter into out-licensing agreements with others with respect to the manufacturing and marketing of the Company’s drug products. The Company may retain co-development and marketing rights if management determines it appropriate to do so;

(vii)
lack of experience in commercial manufacturing of products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing;

(viii)	dependence on licenses from third parties and the maintenance of licenses is necessary for our success;
(ix)
although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances;

(x)	reliance on licensors and others for research on new products;
(xi)
conducting our development internationally and are subject to laws and regulations of several countries which may affect the Company’s ability to access regulatory agencies and may affect the enforceability and value of the Company’s licenses;

(xii)
the Company conducts in-licensing internationally and currently owns or licenses products and technologies from sources in Canada, Australia and Cuba. The Company has previously licensed, and intends to and may license, products from sources in other jurisdictions;

(xiii)	the acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures;
(xiv)	the Company expects to be a “passive foreign investment Company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors;
(xv)
the Company may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all;

(xvi)	operating results and stock price may fluctuate significantly;
(xvii)	there is no assurance that an active trading market in the Company’s common shares will be sustained;
(xviii)	our share price is volatile;
(xix)	we have not paid dividends;
(xx)	our outstanding common shares could be subject to dilution;
(xxi)	it may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence;
(xxii)	if there are substantial sales of our common shares, the market price of our common shares could decline;
(xxiii)	we have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium;
(xxiv)	if our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products;
(xxv)
if competitors develop and market products that are more effective than the Company’s existing product candidates or any products that the Company may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive;

(xxvi)	subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of product candidates;
(xxvii)	changes in government regulations although beyond the Company’s control could have an adverse effect on business;
(xxviii)	success depends upon the Company’s ability to protect intellectual property and proprietary technology;
(xxix)	potential involvement in intellectual property litigation could negatively affect business;
(xxx)	product liability claims are an inherent risk of the Company’s business, and if the clinical trial and product liability insurance prove inadequate, product liability claims may harm business.

OUTLOOK

YM is advancing three products in clinical development: its JAK-targeting small molecule, CYT387; its EGFR-targeting monoclonal antibody, nimotuzumab; and its vascular disrupting agent, CYT997. In addition, YM’s portfolio contains a library of approximately 4,000 novel small molecules, some of which YM has identified already as having development potential.

CYT387
CYT387 is currently being studied in a Phase I/II trial for the treatment of patients with myelofibrosis. The trial was initiated at Mayo Clinic in November 2009 and subsequently has been expanded to include centers in the US, Canada and Australia. As at the end of calendar Q1 2011, due to high patient demand, enrollment in the trial had exceeded the initial target of 140 patients. Enrolment is expected to close in calendar Q2 2011 and to include approximately 155 patients.

Safety data and early signals of efficacy obtained at the end of the 21 patient Phase I dose escalation stage of this trial were announced on August 3, 2010. Further interim data for the first 60 patients enrolled were reported in an oral presentation delivered on December 6, 2010 at the Annual Meeting of the American Society of Hematology (ASH) by the study’s Chairman, Dr. Ayalew Tefferi of Mayo Clinic (Rochester, Minnesota). These interim data demonstrated that CYT387 was generally safe, well tolerated and was able to reduce spleen size and improve constitutional symptoms in patients with a degree of efficacy comparable to other JAK-targeting molecules in late-stage development. These early data also indicated that, unlike other JAK-targeting molecules, CYT387 was able to improve anemia in certain patients, an effect that may favorably differentiate CYT387 from other drugs in its class.

During calendar Q1 2011 an abstract was submitted for publication at the 2011 Annual Meeting of the American Society of Clinical Oncology (ASCO) describing updated interim data from the first 60 patients in the Phase I/II trial. The Company anticipates that these data will be further updated and reported on at the ASCO meeting in early June 2011 during an oral poster session. YM also anticipates that more mature data from the full group of patients enrolled in the trial will be reported by the end of calendar 2011.

Subsequent to the end of the quarter, updated interim anemia response data were reported for the first 60 patients enrolled in the Phase I/II trial at the First Annual Florence Meeting on Myeloproliferative Neoplasms held in Florence, Italy. The reported overall anemia response rate was 58% in 33 transfusion-dependent patients. Anemia response required a transfusion-free period of ≥12 weeks while on protocol drug therapy, with a minimum hemoglobin level of 8 g/dL. The median duration of transfusion independence was reported to be six months (range 4-15 months).  Only two (11%) of the 19 patients who achieved transfusion-independency were reported to require single episodes of PRBC transfusions.

YM is working towards completing preclinical, manufacturing and regulatory activities required to enable CYT387 to commence a pivotal trial in late calendar H1 2012. The Company is also in the process of determining which additional clinical indications that it will evaluate CYT387’s potential effectiveness in, and expects to announce its plans for clinical trials in these indications in H2 2011.

The Company has also initiated business development activities for CYT387. Four major partnerships for other JAK inhibitors have been signed by other companies in the past 24 months. YM is exploring potential opportunities to further develop and/or commercialize CYT387 through partnerships with other companies. Alternatively, the Company may decide to advance CYT387 further on its own in order to enhance long-term shareholder value.

Nimotuzumab
Nimotuzumab is licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, for Western and Eastern Europe, North America, and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries.  Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, previously initiated a randomized trial with nimotuzumab in second line gastric cancer together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in South Korea. Data from this trial were presented in January 2011 at the ASCO Gastrointestinal Cancers Symposium, and demonstrated evidence of an improvement in Progression Free Survival in a subset of patients who were EGFR-positive. Daiichi also launched a Phase II trial in first-line NSCLC for which YM has been advised that recruitment has been completed, with data expected during the second half of calendar 2011.

YM is conducting two randomized, Phase II, double-blind trials for nimotuzumab that are recruiting patients in the US: a trial in patients with brain metastasis from non-small cell lung cancer (NSCLC), and a trial to treat palliative stage NSCLC. Recruitment into both Phase II trials continues to significantly lag expectations and as a consequence the continuation of these trials is under strategic review. Prospectively, YM anticipates focusing its support on the more advanced trials involving its partners. A Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma (DIPG) conducted by YM has concluded recruitment at multiple sites in the US, Canada, and Israel and results from the trial have been submitted for publication and are expected to be reported in calendar Q3 2011.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported preliminary data from a single-arm Phase III trial of nimotuzumab as first-line therapy in combination with radiotherapy for DIPG at ASCO in 2008, which were subsequently expanded on at the annual international pediatric oncology forum, SIOP, held in São Paulo, Brazil in October 2009 and again in Boston, USA in October 2010. Safety data from a Phase III trial in adult glioma patients were presented at ASCO 2010, and OSAG continues to recruit patients into a Phase IIb/III trial in pancreatic cancer. OSAG has advised that updated data from its Phase III trial in adult glioma patients and its physician led trial in children with DIPG will be reported at the 2011 ASCO Annual Meeting in June.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, has reported receiving marketing approval for nimotuzumab in the Philippines, Indonesia, Myanmar and Thailand. In January 2009, the National Cancer Centre of Singapore (NCCS) announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to an ongoing NCCS Phase II trial in locally advanced head and neck cancer, and the initiation of a Phase II trial in cervical cancer also being conducted by IGK.

In August 2009, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) removing limitations on initiating clinical trials with nimotuzumab for patients in the United States.  Under this expanded license, clinical development may also include the extension into the US of other nimotuzumab clinical trials being conducted by the Company’s worldwide licensees. YM previously announced its application to OFAC for a license to permit activities related to partnering, licensing or otherwise commercializing nimotuzumab in the US and negotiations are ongoing.

CYT997
YM’s vascular disrupting agent CYT997 is also in clinical development, and is capable of being developed in IV and oral dose formulations. Preliminary data from YM’s current Phase I/II trial of CYT997 given IV in combination with platinum chemotherapy in glioma patients are expected in calendar H2 2011.  Enrollment into this study was closed in Q1 2011. YM’s plans for CYT997 are focused on advancing the oral formulation of the drug, which will involve further preclinical testing and manufacturing development.

Summary
Anticipated clinical data include:
•	CYT387 interim Phase I/II data in myelofibrosis to be reported at ASCO in calendar Q2 2011
•	CYT387 multi-center Phase I/II data in myelofibrosis to be reported in calendar Q4 2011
•	Nimotuzumab Phase II (Japan) first-line non-small cell lung cancer data in calendar H2 2011
•	Nimotuzumab European Phase III adult glioman data and DIPG data at ASCO in calendar Q2 2011
•	Nimotuzumab North American Phase II pediatric glioma data in calendar Q3 2011
•	CYT997 data from patients with glioma treated with CYT997 given IV in calendar H2 2011

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the milestone payment received or until it is determined that no further collaboration is required.  The estimated term is based on a drug development plan as discussed with licensees.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of Cytopia in January 2010. The Cytopia intangible assets are amortized on a straight-line basis over the estimated time to partner of three years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes option pricing model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares, the expected life of the options and expected forfeitures.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued Section 1582 Business Combinations, to replace Section 1581 Business Combinations, which aligns this section with International Financial Reporting Standard IFRS 3, "Business Combinations"; Section 1602 Non-controlling Interests which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, “Consolidated and Separate Financial Statements”; and Section 1601 Consolidated Financial Statements which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011, however, earlier adoption is permitted if all sections are adopted together. As a result of the acquisition of Cytopia Limited and given current differences among Canadian GAAP, IFRS and US GAAP, the Company has elected to early adopt these sections effective July 1, 2009.

ACCOUNTING POLICIES

The following new accounting pronouncements have been issued and are not yet effective:

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company’s plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.  The Company completed an initial assessment of the differences between IFRS and Canadian GAAP and at the time identified a significant measurement difference in the accounting for stock-based compensation expenses.  Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  YM stock options generally vest one third immediately and one third on each of the first and second anniversaries.  YM currently expenses one third of the fair value immediately and two thirds equally over 24 months.  IFRS requires one third of the fair value to be expensed immediately, one third equally over 12 months and one third equally over 24 months.  The impact on the opening balance sheet as at July 1, 2010 would be a decrease in retained earnings of approximately $131 thousand.  The impact on the consolidated financial statements for the three and nine months ended March 31, 2011 would be an increase in the net loss of approximately $54 thousand and $98 thousand, respectively, with a corresponding increase in equity of the same amount.  As the Company continues its detailed review of IFRS, it has recently identified three other differences between cGAAP and IFRS that may have an impact on the Company’s financial statements:  accounting for Stock Appreciation Rights, accounting for US dollar warrants as embedded derivatives, and foreign exchange accounting with respect to the functional currencies of US and Australian subsidiaries.  The Company is assessing whether or not there will be an impact on the Company’s IFRS reporting for each of these items and the Company continues with the process of detailed review, documentation and selection of accounting policy choices, and is evaluating the effect the adoption of the standards will have on its consolidated financial statements, internal controls and information technology systems.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2010 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2010, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter ended March 31,2011 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at March 31, 2011:
	Amount	Number
Common shares	$250,543,305	111,094,312
Warrants	$1,340,524	7,429,137

       Note 1:  If all warrants were to be exercised, 7,429,137 shares would be issued for total proceeds of U.S.$11,886,619.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise indicated)

	March 31,	June 30,
	2011	2010
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents (note 3)	$21,155,781	$19,460,141
Short-term deposits (note 3)	52,386,256	26,184,991
Accounts receivable	294,996	161,184
Prepaid expenses	390,550	237,962
	74,227,583	46,044,278

Property and equipment	104,735	84,775

Intangible assets (note 5)	8,264,702	11,645,714

	$82,597,020	$57,774,767

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$974,398	$699,277
Accrued liabilities	2,734,066	2,085,824
Deferred revenue (note 4)	594,072	1,523,916
	4,302,536	4,309,017

Deferred revenue (note 4)	1,980,240	1,650,909

Shareholders' equity:
Share capital (note 6)	250,543,305	203,498,239
Share purchase warrants (note 7)	1,340,524	1,473,246
Contributed surplus (note 8)	14,850,320	14,088,671
Deficit	(190,419,905)	(167,245,315)
	76,314,244	51,814,841

Basis of presentation (note 1)
Commitments (note 10)

	$82,597,020	$57,774,767

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations, Comprehensive Income and Deficit
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Nine months ended
	March 31,		March 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Out-licensing revenue	$217,489	$690,585	$811,262	$2,115,706
Interest income	170,437	18,901	308,812	51,194
	387,926	709,486	1,120,074	2,166,900

Expenses:
Licensing and product development	5,167,514	4,526,244	15,665,845	9,335,238
General and administrative	1,898,762	1,623,900	7,415,820	5,107,662
	7,066,276	6,150,144	23,081,665	14,442,900

Loss before the undernoted	(6,678,350)	(5,440,658)	(21,961,591)	(12,276,000)

Loss on foreign exchange	(505,016)	(39,418)	(1,515,378)	(73,295)
Gain (loss) on short-term deposits	–	(10,803)	11,123	(19,909)
Gain on disposal of property and equipment	–	–	10,744	–
Other income	9,528	–	280,512	–

Loss for the period and comprehensive loss	(7,173,838)	(5,490,879)	(23,174,590)	(12,369,204)

Deficit, beginning of period	(183,246,067)	(153,130,276)	(167,245,315)	(146,251,951)

Deficit, end of period	$(190,419,905)	$(158,621,155)	$(190,419,905)	$(158,621,155)

Basic and diluted loss per common share	$(0.06)	$(0.09)	$(0.25)	$(0.21)

Weighted average number of common shares outstanding	110,459,886	64,286,027	91,921,042	58,639,741

Excludes common shares held in escrow for contingent additional
payment related to the acquisition of Delex Therapeutics Inc.	–	2,380,953	–	2,380,953

 See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise indicated)
	Three months ended		Nine months ended
	March 31,		March 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(7,173,838)	$(5,490,879)	$(23,174,590)	$(12,369,204)
Items not involving cash:
Amortization of property and equipment	20,598	14,708	59,745	48,291
Amortization of intangible assets	1,127,004	1,016,482	3,381,012	1,546,753
Loss (gain) on short-term deposits	–	10,803	(11,123)	19,909
Gain on disposal of property and equipment	–	–	(10,744)	–
Stock-based compensation	338,623	179,394	1,338,557	694,084
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	12,295	250,722	(286,400)	584,317
Accounts payable, accrued liabilities and deferred revenue	(1,376,200)	(840,332)	322,850	(1,568,007)
	(7,051,518)	(4,859,102)	(18,380,693)	(11,043,857)

Financing activities:
Issuance of common shares on exercise of options	596,495	21,550	850,304	84,139
Issuance of common shares on exercise of warrants	135,058	–	985,217	–
Net proceeds from issuance of shares and warrants	1,165,392	16,067,710	44,499,915	16,067,710
	1,896,945	16,089,260	46,335,436	16,151,849

Investing activities:
Short-term deposits, net	1,065,425	(14,986,525)	(26,190,142)	19,543,766
Additions to property and equipment	(16,267)	(19,099)	(68,961)	(36,636)
	1,049,158	(15,005,624)	(26,259,103)	19,507,130

Increase (decrease) in cash and cash equivalents	(4,105,415)	(3,775,466)	1,695,640	24,615,122

Net cash assumed on acquisition	–	909,579	–	909,579

Cash and cash equivalents, beginning of period	25,261,196	30,728,304	19,460,141	2,337,716

Cash and cash equivalents, end of period	$21,155,781	$27,862,417	$21,155,781	$27,862,417

Supplemental disclosure of non-cash transactions:
Issuance of common shares on acquisition of Cytopia Limited	$–	$12,515,903	$–	$12,515,903
Issuance of stock options on acquisition of Cytopia Limited	–	126,000	–	126,000
Issuance of broker warrants (note 6)	–	175,371	–	175,371

 See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for unaudited interim consolidated financial statements which, except as described in note 11, conform in all material respects to accounting principles generally accepted in the United States ("U.S. GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2010.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2010.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months and nine months ended March 31, 2011 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2011.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and development.  It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

1.	Basis of presentation (continued):

Taking into consideration the cash and cash equivalents and short-term deposits, management has determined that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Significant accounting policies:

Accounting policies issued but not yet adopted:

International Financial Reporting Standards ("IFRS"):

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company's plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.

3.	Cash and cash equivalents and short-term deposits:

As a condition of the March 10, 2010, as well as the December 17 and December 23, 2010 prospectus financings and the controlled equity offering program entered into on April 23, 2010, the Company agreed to restrict use of $57,821,746 of the net proceeds raised to fund drug development activities not related to Cuba or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented to under licenses granted by the U.S. Office of Foreign Asset Control.  As at March 31, 2011, the remaining restricted proceeds were $42,830,702 and unrestricted cash and cash equivalents and short-term deposits totalled $30,711,335.

Cash is on deposit with Canadian Schedule A banks.  Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, with terms extending up to 90 days from the date of acquisition.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

3.	Cash and cash equivalents and short-term deposits (continued):

The Company's short-term deposits consist mainly of highly liquid bankers' acceptances issued by Canadian Schedule A banks with terms extending beyond 90 days from the date of the acquisition and are held to maturity.

4.	Deferred revenue:

Deferred revenue consists of the unamortized portion of the initial license fees under the terms of licensing agreements.  These initial license fees are non-refundable and are deferred and recognized as revenue over the term of the related collaboration.  As at March 31, 2011, deferred revenue of $2,574,312 (June 30 - $3,174,825) related to an out-licensing agreement for nimotuzumab dated July 25, 2006.  The revenue recognized for the three months and nine months ended March 31, 2011 was $148,518 and $600,513 (2010 - $380,976 and $1,624,170), respectively.  As a result of a revision to the estimated period of collaboration, the revenue recognition period was extended an additional three years, to July 2015.

5.	Intangible assets:

			March 31,			June 30,
			2011			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies	$13,524,054	$5,259,352	$8,264,702	$13,524,054	$1,878,340	$11,645,714

On January 29, 2010, on acquisition of Cytopia Limited, the Company recorded $13,524,054 of acquired technologies which include the intellectual property and in-process research and development of the Company's CYT 387 and CYT 997 products, as well as a number of other molecules.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

6.	Share capital:

Issued:

	Number of
	shares	Amount

Common shares:

Balance, June 30, 2010	80,359,623	$203,498,239
Issued on exercise of options	30,000	24,207

Balance, September 30, 2010	80,389,623	203,522,446
Issued on exercise of options	289,309	401,382
Issued on exercise of warrants	527,343	945,081
Issued pursuant to prospectus offering	28,750,000	43,334,523

Balance, December 31, 2010	109,956,275	248,203,432
Issued on exercise of options	504,851	1,001,623
Issued on exercise of warrants	133,186	172,858
Issued pursuant to prospectus offering	500,000	1,165,392

Balance, March 31, 2011	111,094,312	$250,543,305

Between January 13, 2011 and March 14, 2011, the Company sold 500,000 shares at a weighted average price of U.S. $2.71692 per common share for gross proceeds of U.S. $1,358,460 (Cdn. $1,321,932), resulting in net cash proceeds of Cdn. $1,165,392.

On December 17, 2010 and December 23, 2010, the Company completed a prospectus offering of 25,000,000 and 3,750,000 shares, respectively, for gross proceeds of U.S. $46,000,000 (Cdn. $46,493,400), resulting in net cash proceeds of U.S. $42,874,672 (Cdn. $43,334,522).

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of U.S. $17,499,600 (Cdn. $17,895,081), resulting in net cash proceeds of U.S. $15,712,614 (Cdn. $16,067,710).  Each unit consisted of one common share and one-half common share purchase warrant.  In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of U.S. $171,496 (Cdn. $175,371), estimated using the Black-Scholes option pricing model.  Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of U.S. $1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

7.	Share purchase warrants:

In connection with the March 10, 2010 financing, the Company issued 8,166,480 common share purchase warrants with an exercise price of U.S. $1.60 per common share, recorded at fair value estimated using the Black-Sholes option pricing model.  The warrants may be exercised at any time from September 10, 2010 to their expiry on March 10, 2015.

		Weighted
		average
	Number	exercise price		Amount

Outstanding, June 30, 2010 and September 30, 2010	8,166,480	U.S. $	1.60	$1,473,246
Exercised	(527,343)	U.S. $	1.60	(94,922)

Outstanding, December 31, 2010	7,639,137	U.S. $	1.60	1,378,324
Exercised	(210,000)	U.S. $	1.60	(37,800)

Outstanding, March 31, 2011	7,429,137	U.S. $	1.60	$1,340,524

8.	Contributed surplus:

Balance, June 30, 2010	$14,088,671
Stock-based compensation	600,460
Exercise of options	(9,207)

Balance, September 30, 2010	14,679,924
Stock-based compensation	399,475
Exercise of options	(162,573)

Balance, December 31, 2010	14,916,826
Stock-based compensation	338,623
Exercise of options	(405,129)

Balance, March 31, 2011	$14,850,320

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

9.	Stock-based compensation:

(a)	Stock options:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  As at March 31, 2011, the option exercise prices range from $0.50 to $15.27.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Nine months ended
	March 31,		March 31,
	2011	2010	2011	2010

Number of options issued	232,500	379,392	1,608,000	1,136,892
Risk-free interest rate	2.2% - 3.0%	0.5% - 3.3%	1.8% - 3.0%	0.5% - 3.3%
Volatility factor	80% - 91%	83% - 115%	80% - 91%	83% - 115%
Expected life of options	5 - 7 years	0 - 7 years	5 - 7 years	0 - 7 years
Vesting period (months)	0 - 24	0 - 24	0 - 24	0 - 24
Weighted average fair value of options granted	$1.85	$0.52	$1.30	$0.96
Fair value of options granted	$430,007	$195,391	$2,091,878	$1,095,409

 Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and nine months ended March 31, 2011 for stock option awards was $338,623 and $1,338,557 (2010 - $179,394 and $694,084), respectively.  The fair value of options granted is being expensed over the vesting period of the options.

As at March 31, 2011, total compensation cost related to non-vested awards not yet recognized was $1,137,319 and the weighted average period over which it is expected to be recognized was 0.72 years.  As at March 31, 2011, the Company has 9,200,706 stock options that have been authorized but not granted.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

9.	Stock-based compensation (continued):

The following table reflects the activity under the stock option plan for the three months and nine months ended March 31, 2011 and the stock options outstanding at the end of the period:

		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2010	7,582,971	$2.29
Granted	1,330,500	1.63
Expired, cancelled or forfeited	(408,160)	4.67
Exercised	(30,000)	0.50

Outstanding, September 30, 2010	8,475,311	2.09
Granted	45,000	2.00
Expired, cancelled or forfeited	(163,168)	3.01
Exercised	(289,309)	0.83

Outstanding, December 31, 2010	8,067,834	2.11
Granted	232,500	2.42
Expired, cancelled or forfeited	(332,042)	4.02
Exercised	(504,851)	1.18

Outstanding, March 31, 2011	7,463,441	2.09

Exercisable, March 31, 2011	6,048,912	$2.19

(b)	Stock appreciation rights ("SARs"):

The Company has granted SARs pursuant to a bonus plan.  Under the plan, SARs may be granted to certain employees.  As at March 31, 2011, SARs exercise prices range from $1.65 to $1.68.  The intrinsic value of each SAR granted was calculated using the closing market price as at March 31, 2011.

Compensation cost recognized as an expense for the three months and nine months ended March 31, 2011 for SARs was $122,886 and $340,716 (2010 - nil and nil), respectively.

Included in accrued liabilities at March 31, 2011 is $340,716 (2010 - nil).

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

9.	Stock-based compensation (continued):

The following table reflects the activity under the SARs program for the three months and nine months ended March 31, 2011 and the SARs outstanding at the end of the period:

		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2010	–	$–
Granted	490,000	1.67
Cancelled	(93,334)	1.66

Outstanding, September 30, 2010, December 31, 2010 and March 31, 2011	396,666	1.67

Exercisable, March 31, 2011	305,000	$1.67

10.	Commitments:

In February 2009, the Company entered into two contracts for Clinical Research Organization ("CRO") services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1,160,590, of which $591,555 has been incurred as at March 31, 2011 and the remaining $569,034 has yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of $1,499,919, of which $909,598 has been incurred as at March 31, 2011 and the remaining $590,321 has yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000 totalling $4,536,033, of which $1,968,181 has been paid as at March 31, 2011 and the remaining $2,567,852 has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

11.	Canadian and United States generally accepted accounting policy differences:

The Company's unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and U.S. GAAP on the Company's unaudited interim consolidated financial statements.

(a)	Interim consolidated statements of operations, comprehensive income and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations, comprehensive income and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with U.S. GAAP:

	Three months ended		Nine months ended
	March 31,		March 31,
	2011	2010	2011	2010

Loss for the period, based on Canadian GAAP	$(7,173,838)	$(5,490,879)	$(23,174,590)	$(12,369,204)
Amortization of acquired technologies (i)	–	265,136	–	795,417
Change in fair value of warrants (ii)	(1,886,500)	–	(8,625,321)	–

Loss for the period and comprehensive loss based on U.S. GAAP	$(9,060,338)	$(5,225,743)	$(31,799,911)	$(11,573,787)

Basic and diluted loss per share (iii)	$(0.08)	$(0.08)	$(0.35)	$(0.20)

Weighted average number of common shares outstanding	110,459,886	64,286,027	91,921,042	58,639,741

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

11.	Canadian and United States generally accepted accounting policy differences (continued):

(i)    Acquired technologies:

Under U.S. GAAP, effective for business combinations prior to July 1, 2009, the Company's acquired technologies, which primarily comprise patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, were considered in-process research and development and were immediately expensed upon acquisition.  The Company's acquired technologies relating to the Delex acquisition do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies were considered to be development assets that were capitalized and amortized over their expected useful lives.

(ii)	Share purchase warrants:

U.S. GAAP requires that the share purchase warrants with a strike price in a currency other than the Company's functional currency be classified as long-term liabilities and measured at fair value using the Black-Scholes option pricing model with changes in fair value recognized in the consolidated statement of operations.

(iii)	Loss per common share:

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

11.	Canadian and United States generally accepted accounting policy differences (continued):

(b)	Interim consolidated statement of changes in shareholders' equity:

U.S. GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each period a statement of operations is presented.  Shareholders' equity under U.S. GAAP was as follows:

			Additional	Share
			paid-in	purchase
	Share capital	Deficit	capital	warrants	Total

Total shareholders' equity under U.S. GAAP, June 30, 2010	$203,498,239	$(170,312,215)	$12,327,559	$–	$45,513,583
Stock-based compensation	–	–	1,338,558	–	1,338,558
Issued on exercise of options	1,427,212	–	(576,909)	–	850,303
Issued on exercise of warrants	2,131,508	–	–	–	2,131,508
Issued pursuant to financing	44,499,915	–	–	–	44,499,915
Loss for the period	–	(31,799,911)	–	–	(31,799,911)

Total shareholders' equity under U.S. GAAP, March 31, 2011	251,556,874	(202,112,126)	13,089,208	–	62,533,956
Stock-based compensation expense (i)	–	(1,818,334)	1,761,112	–	(57,222)
Share purchase warrants (ii)	(1,013,569)	13,510,555	–	1,340,524	13,837,510

Total shareholders' equity under Canadian GAAP, March 31, 2011	$250,543,305	$(190,419,905)	$14,850,320	$1,340,524	$76,314,244

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

11.	Canadian and United States generally accepted accounting policy differences (continued):

(i)	Stock options:

Under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002.  Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors, as required by Financial Accounting Standards Board Statement No. 123R.  In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options granted on or after July 1, 2005.  Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the consolidated statement of operations as the requisite service is rendered.

Prior to July 1, 2005, the Company applied the fair value-based method of accounting only to stock-based compensation provided to non-employees and the intrinsic value method of accounting for stock options granted to employees and directors in accordance with Accounting Principles Board Opinion No. 25 and, accordingly, stock compensation expense for employees awards recorded for Canadian purposes of $1,278,955 and $480,524 for the years ended June 30, 2005 and 2004, respectively, has been reversed for U.S. GAAP purposes.

(ii)	Share purchase warrants:

U.S. GAAP requires that share purchase warrants with a strike price in a foreign currency other than the Company's functional currency be classified as long-term liabilities and remeasured at fair value with changes in fair value recognized in the consolidated statement of operations.

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense.  For the nine months ended March 31, 2011, the Company recognized nil (2010 - $150,000) of investment tax credits.

30

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and nine months ended March 31, 2011 and 2010

12.	Subsequent event:

Subsequent to March 31, 2011, the Company sold 5,225,000 shares through an at-the-market equity offering program pursuant to a sales agreement entered into on April 23, 2010 with Cantor Fitzgerald & Co. ("CF&Co.").  Between April 14, 2011 and April 20, 2011, the Company sold 5,225,000 shares at a weighted average price of U.S. $2.50 per common share for gross proceeds of U.S. $13,072,848 (Cdn. $12,456,288), resulting in net cash proceeds of Cdn. $12,072,836.  Under the controlled equity offering, with CF&Co. acting as sales agent, common shares may be sold at market prices prevailing at the time of a sale, if any, of the common shares or at prices negotiated with CF&Co. and, as a result, prices may vary between purchasers and during the period of the offering.  The Company is not required to sell any of the reserved shares at any time during the term of the controlled equity offering, which extends until October 16, 2011 and the sales agreement does not prevent the Company from conducting additional financings.  There are no standby fees for having established the arrangement.  CF&Co. will receive cash fees equal to but not exceeding 5% of the first aggregate gross proceeds of U.S. $5,000,000 and thereafter, 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  As at May 11, 2011, 2,025,000 common shares remain available for sale under this facility.